Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Fidelity National Financial, Inc.:
We consent to the use of our reports dated March 13, 2006, with respect to the Consolidated Balance Sheets of Fidelity National Financial, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related Consolidated Statements of Earnings, Comprehensive Earnings, Stockholders’ Equity and Cash Flows for each of the years in the three-year period ended December 31, 2005, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference in the registration statement.
/s/ KPMG LLP
March 28, 2006
Jacksonville, Florida
Certified Public Accountants